SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4) *

                           ARENA PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    040047102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 6, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]   Rule 13d-1(b)
      [X]   Rule 13d-1(c)
      [_]   Rule 13d-1(d)

                              (Page 1 of 17 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Deerfield Capital, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     18,853,846*
  OWNED BY     -----------------------------------------------------------------
    EACH       7. SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         0
    WITH       -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  18,853,846*
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      18,853,846*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.98%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

* Comprised of 398,486 shares and 18,455,360 warrants held by Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.98% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Deerfield Partners, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     5,931,360
  OWNED BY        (Includes Warrants to Purchase 5,544,000 Shares
    EACH          of Common Stock)
  REPORTING    -----------------------------------------------------------------
   PERSON      7. SOLE DISPOSITIVE POWER
    WITH
                  0
               -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  5,931,360
                  (Includes Warrants to Purchase 5,544,000 Shares
                  of Common Stock)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,931,360
      (Includes Warrants to Purchase 5,544,000 Shares of Common Stock)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.93%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Deerfield Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     602,486
  OWNED BY        (includes Warrants to purchase 591,360 Shares
    EACH          of Common Stock)
  REPORTING    -----------------------------------------------------------------
   PERSON      7. SOLE DISPOSITIVE POWER
    WITH
                  0
               -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  602,486
                  (includes Warrants to purchase 591,360 Shares
                  of Common Stock)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      602,486
      (includes Warrants to purchase 591,360 Shares of Common Stock)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      .75%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Deerfield Management Company, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     10,146,154
  OWNED BY     -----------------------------------------------------------------
    EACH       7. SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         0
    WITH       -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  10,146,154*
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,146,154*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.98%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

* Comprised of 601,514 shares and 9,544,640 warrants held by Deerfield International Limited and Deerfield Special Situations Fund International Limited. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.98% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Deerfield International Limited
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     9,037,040
  OWNED BY        (Includes Warrants to Purchase 8,456,000 Shares
    EACH          of Common Stock)*
  REPORTING    -----------------------------------------------------------------
   PERSON      7. SOLE DISPOSITIVE POWER
    WITH
                  0
               -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  9,037,040
                  (Includes Warrants to Purchase 8,456,000 Shares
                  of Common Stock)*
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,037,040
      (Includes Warrants to Purchase 8,456,000 Shares of Common Stock)*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.98%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

* The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) "group", would exceed 9.98% of the total number of shares of the Issuer's total outstanding.

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Deerfield Special Situations Fund International Limited
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     1,109,114
  OWNED BY        (Includes Warrants to Purchase 1,088,640 Shares
    EACH          of Common Stock)
  REPORTING    -----------------------------------------------------------------
   PERSON      7. SOLE DISPOSITIVE POWER
    WITH
                  0
               -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  1,109,114
                  (Includes Warrants to Purchase 1,088,640 Shares
                  of Common Stock)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,109,114
      (Includes Warrants to Purchase 1,088,640 Shares of Common Stock)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.37%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Deerfield Private Design Fund, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     4,718,560
  OWNED BY        (Comprised of Warrants to Purchase 4,718,560 Shares
    EACH          of Common Stock)
  REPORTING    -----------------------------------------------------------------
   PERSON      7. SOLE DISPOSITIVE POWER
    WITH
                  0
               -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  4,718,560
                  (Comprised of Warrants to Purchase 4,718,560 Shares
                  of Common Stock)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,718,560
      (Comprised of Warrants to Purchase 4,718,560 Shares of Common Stock)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.57%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Deerfield Private Design International, L.P.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     7,601,440
  OWNED BY        (Comprised of Warrants to Purchase 7,601,440 Shares
    EACH          of Common Stock)
  REPORTING    -----------------------------------------------------------------
   PERSON      7. SOLE DISPOSITIVE POWER
    WITH
                  0
               -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  7,601,440
                  (Comprised of Warrants to Purchase 7,601,440 Shares
                  of Common Stock)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,601,440
      (Comprised of Warrants to Purchase 7,601,440 Shares of Common Stock)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.67%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

CUSIP No. 040047102

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      James E. Flynn
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5. SOLE VOTING POWER

                  0
               -----------------------------------------------------------------
  NUMBER OF    6. SHARED VOTING POWER
   SHARES
 BENEFICIALLY     29,000,000*
  OWNED BY     -----------------------------------------------------------------
    EACH       7. SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         0
    WITH       -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER

                  29,000,000*
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      29,000,000*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.98%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

* Comprised of shares and warrants held by Deerfield Partners, L.P. Deerfield Special Situations Fund, Deerfield Special Situations Fund International Limited, Deerfield International Limited Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) "group", would exceed 9.98% of the total number of shares of the Issuer's total outstanding.

CUSIP No.   040047102
            ---------------------

Item 1(a).  Name of Issuer:

            ARENA PHARMACEUTICALS, INC.
            --------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

            6166 Nancy Ridge Drive
            San Diego, California 92121
            --------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

            James E. Flynn, Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P., Deerfield International Limited, Deerfield Special Situations Fund International Limited, Deerfield Private Design Fund, L.P., and Deerfield Private Design International, L.P.
            --------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            James E. Flynn, Deerfield Capital, L.P., Deerfield Partners, L.P. Deerfield Special Situations Fund, L.P., Deerfield Management Company, L.P., Deerfield Private Design Fund, L.P., and Deerfield Private Design International, L.P. 780 Third Avenue, 37th Floor, New York, NY 10017
            Deerfield International Limited, Deerfield Special Situations Fund International Limited c/o Bisys Management, Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, British Virgin Islands
            --------------------------------------------------------------------
Item 2(c).  Citizenship:

            Mr. Flynn - United States citizen
            Deerfield Capital, L.P., Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P. and Deerfield Private Design Fund, L.P. - Delaware limited partnerships
            Deerfield Management Company, L.P. - New York limited partnership Deerfield International Limited, Deerfield Special Situations Fund International Limited and Deerfield Private Design International, L.P. - British Virgin Islands corporations
            --------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------
Item 2(e).  CUSIP Number:

            040047102
            --------------------------------------------------------------------
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   [_] Broker or dealer registered under Section 15 of the Exchange
                Act.

      (b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) [_] Investment company registered under Section 8 of the Investment Company Act.

      (e)   [_] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

      (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j)   [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         Deerfield Capital, L.P. - 18,853,846 shares(1)
         Deerfield Partners, L.P. - 5,931,360 shares (Includes Warrants to Purchase 5,544,000 Shares of Common Stock)
         Deerfield Special Situations Fund, L.P. - 602,486 shares (Includes Warrants to Purchase 591,360 Shares of Common Stock)
         Deerfield Management Company, L.P. - 10,146,154 shares(2)
         Deerfield International Limited - 9,037,040 shares (Includes
         Warrants to Purchase 8,456,000 Shares of Common Stock)(3)
         Deerfield Special Situations Fund International Limited - 1,109,114 shares (Includes Warrants to Purchase 1,088,640 Shares of Common
         Stock)
         Deerfield Private Design Fund, L.P. - 4,718,560 shares (comprised of Warrants to Purchase 4,718,560 Shares of Common Stock)
         Deerfield Private Design International, L.P. - 7,601,440 shares (comprised of Warrants to Purchase 7,601,440 Shares of Common Stock) James E. Flynn - 29,000,000 shares(4)
         -----------------------------------------------------------------------

----------
(1) Comprised of 398,486 shares and 18,455,360 warrants held by Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.98% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

(2) Comprised of 601,514 shares and 9,544,640 warrants held by Deerfield International Limited and Deerfield Special Situations Fund International Limited. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.98% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

(3) The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) "group", would exceed 9.98% of the total number of shares of the Issuer's total outstanding

(4) Comprised of shares and warrants held by Deerfield Partners, L.P., Deerfield Special Situations Fund, Deerfield Special Situations Fund International Limited, Deerfield International Limited, Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) "group", would exceed 9.98% of the total number of shares of the Issuer's total outstanding.

     (b) Percent of class:

         Deerfield Capital, L.P. - 9.98%
         Deerfield Partners, L.P. - 6.93%
         Deerfield Special Situations Fund, L.P. - .75%
         Deerfield Management Company, L.P. - 9.98%
         Deerfield International Limited - 9.98%
         Deerfield Special Situations Fund International Limited - 1.37% Deerfield Private Design Fund, L.P. - 5.57%
         Deerfield Private Design International Limited - 8.67%
         James E. Flynn - 9.98%
         -----------------------------------------------------------------------
     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                                           All Reporting Persons - 0

          (ii)  Shared power to vote or to direct the vote

                                           Deerfield Capital,
                                           L.P. - 18,853,846 shares(5)
                                           Deerfield Partners, L.P.
                                           - 5,931,360 shares (Includes
                                           Warrants to Purchase  5,544,000
                                           Shares of Common Stock
                                           Deerfield Special Situations Fund,
                                           L.P. - 602,486  shares (Includes
                                           Warrants to Purchase 591,360 Shares
                                           of Common Stock)
                                           Deerfield Management Company, L.P.
                                           - 10,146,154 shares(6)
                                           Deerfield International Limited
                                           - 9,037,040 shares (Includes
                                           Warrants to Purchase 8,456,000
                                           Shares of Common Stock)
                                           Deerfield Special Situations Fund
                                           International Limited - 1,109,114
                                           shares (Includes Warrants to
                                           Purchase 1,088,640 Shares of Common
                                           Stock)(7)
                                           Deerfield Private Design Fund, L.P.
                                           - 4,718,560 shares (comprised of
                                           Warrants to Purchase 4,718,560
                                           Shares of Common Stock)
                                           Deerfield Private Design
                                           International, L.P. - 7,601,440
                                           shares (comprised of Warrants
                                           to Purchase 7,601,440 Shares of
                                           Common Stock)
                                           James E. Flynn - 29,000,000 shares(8)
                                           -------------------------------------

----------
(5) Comprised of 398,486 shares and 18,455,360 warrants held by Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.98% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

(6) Comprised of 601,514 shares and 9,544,640 warrants held by Deerfield International Limited and Deerfield Special Situations Fund International Limited. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.98% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

(7) The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) "group", would exceed 9.98% of the total number of shares of the Issuer's total outstanding

(8) Comprised of shares and warrants held by Deerfield Partners, L.P., Deerfield Special Situations Fund, Deerfield Special Situations Fund International Limited, Deerfield International Limited, Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) "group", would exceed 9.98% of the total number of shares of the Issuer's total outstanding.

          (iii) Sole power to dispose or to direct the disposition of

                                          All Reporting Persons - 0

          (iv)  Shared power to dispose or to direct the disposition of

                                          Deerfield Capital,
                                          L.P. - 18,853,846 shares(9)
                                          Deerfield Partners, L.P.
                                          - 5,931,360 shares (Includes
                                          Warrants to Purchase  5,544,000
                                          Shares of Common Stock
                                          Deerfield Special Situations Fund,
                                          L.P. - 602,486  shares (Includes
                                          Warrants to Purchase 591,360 Shares
                                          of Common Stock)
                                          Deerfield Management Company, L.P.
                                          - 10,146,154 shares(10)
                                          Deerfield International Limited
                                          - 9,037,040 shares (Includes
                                          Warrants to Purchase 8,456,000
                                          Shares of Common Stock)(11)
                                          Deerfield Special Situations Fund
                                          International Limited - 1,109,114
                                          shares (Includes Warrants to
                                          Purchase 1,088,640 Shares of Common
                                          Stock)
                                          Deerfield Private Design Fund, L.P.
                                          - 4,718,560 shares (comprised of
                                          Warrants to Purchase 4,718,560
                                          Shares of Common Stock)
                                          Deerfield Private Design
                                          International, L.P. - 7,601,440
                                          shares (comprised of Warrants
                                          to Purchase 7,601,440 Shares of
                                          Common Stock)
                                          James E. Flynn - 29,000,000 shares(12)
                                          --------------------------------------

----------
(9) Comprised of 398,486 shares and 18,455,360 warrants held by Deerfield Partners, L.P., Deerfield Special Situations Fund, L.P., Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.98% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

(10) Comprised of 601,514 shares and 9,544,640 warrants held by Deerfield International Limited and Deerfield Special Situations Fund International Limited. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) "group" would exceed 9.98% of the total number of shares of the Issuer then outstanding (the "Ownership Cap"). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares underlying such warrants to the extent beneficial ownership of such shares would cause all reporting persons hereunder, in the aggregate, to exceed the Ownership Cap.

(11) The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) "group", would exceed 9.98% of the total number of shares of the Issuer's total outstanding

(12) Comprised of shares and warrants held by Deerfield Partners, L.P., Deerfield Special Situations Fund, Deerfield Special Situations Fund International Limited, Deerfield International Limited, Deerfield Private Design Fund, L.P. and Deerfield Private Design International, L.P. The provisions of such warrants restrict the exercise of such warrants to the extent that, upon such exercise, the number of shares that are beneficially owned by such holder and its affiliates and any other persons or entities which with which such holder would constitute a Section 13(d) "group", would exceed 9.98% of the total number of shares of the Issuer's total outstanding.

Item 5.  Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |_|.

         -----------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         -----------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

      If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         See Exhibit B
         -----------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         -----------------------------------------------------------------------

Item 10. Certifications.

      "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DEERFIELD CAPITAL, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD PARTNERS, L.P.

By:  Deerfield Capital, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Capital, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD PRIVATE DESIGN FUND, L.P.

By:  Deerfield Capital, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:  Deerfield Capital, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact

DEERFIELD INTERNATIONAL LIMITED

By:  Deerfield Management Company

By:  Flynn Management LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:  Deerfield Management Company

By:  Flynn Management LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


JAMES E. FLYNN

/s/ Darren Levine
-----------------------------------
Darren Levine, Attorney-In-Fact


Date:  July 6, 2009

                                  Exhibit List

Exhibit A.      Joint Filing Agreement.

Exhibit B.      Item 8 Statement.

Exhibit C (1).  Power of Attorney.

(1) Previously filed as Exhibit 24 to a Form 4 with regard to Dynavax Technologies Corporation filed with the Securities and Commission on July 20, 2007 by Deerfield Capital L.P.; Deerfield Partners, L.P.; Deerfield Management Company, L.P.; Deerfield International Limited; Deerfield Special Situations Fund, L.P.; Deerfield Special Situations Fund International Limited; Deerfield Private Design Fund, L.P.; Deerfield Private Design International, L.P. and James E. Flynn.

                                    Exhibit A

                                    Agreement

      The undersigned agree that this Schedule 13G Amendment, and all further amendments thereto, relating to the Common Stock of Third Wave Technologies, Inc. shall be filed on behalf of the undersigned.


DEERFIELD CAPITAL, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD PARTNERS, L.P.

By:  Deerfield Capital, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:  Deerfield Capital, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD MANAGEMENT COMPANY, L.P.

By:  Flynn Management LLC
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD INTERNATIONAL LIMITED

By:  Deerfield Management Company

By:  Flynn Management LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD PRIVATE DESIGN FUND, L.P.

By:  Deerfield Capital, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL, L.P.

By:  Deerfield Capital, L.P.

By:  J.E. Flynn Capital LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL LIMITED

By:  Deerfield Management Company

By:  Flynn Management LLC,
     General Partner

By:  /s/ Darren Levine
     -----------------------------------
     Darren Levine, Attorney-In-Fact


JAMES E. FLYNN

/s/ Darren Levine
-----------------------------------
Darren Levine, Attorney-In-Fact

Exhibit B

      Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.